

Mail Stop 4720

December 15, 2016

Jennifer Idell
Senior Vice President and Chief Financial Officer
CenterState Banks, Inc.
1101 First Street South
Winter Haven, FL 33880

> **Re: CenterState Banks, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 9, 2016**
> **File No. 333-215020**

Dear Ms. Idell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: John P. "Jack" Greeley, Esq. (Via E-mail)